Filed Pursuant to Rule 424(b)(3)
Registration No. 333-262035
BlackRock Private Credit Fund
Supplement Dated February 23, 2023 to the
Prospectus Dated October 21, 2022,
of BlackRock Private Credit Fund
This supplement amends certain information in the Prospectus, dated October 21, 2022, as supplemented to date, of BlackRock Private Credit Fund (the “Fund”). Unless otherwise indicated, all other information included in the Prospectus that is not inconsistent with the information set forth in this supplement remains unchanged. Capitalized terms not otherwise defined in this supplement have the same meaning as in the Prospectus.
Plan of Distribution—Offering Restrictions—Country Specific Legends
The following paragraphs are added at the end of the sub-section of the Prospectus entitled “Plan of Distribution—Offering Restrictions—Country Specific Legends.”
Notice To Residents Of Hong Kong SAR
Warning – The contents of the Prospectus have not been reviewed nor endorsed by any regulatory authority in Hong Kong. Hong Kong residents are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of the Prospectus, you should obtain independent professional advice. The Fund is not authorized by the Securities and Futures Commission (“SFC”) in Hong Kong pursuant to Section 104 of the Securities and Futures Ordinance (“SFO”). The Prospectus has not been approved by the SFC in Hong Kong, nor has a copy of it been registered with the Registrar of Companies in Hong Kong. The Prospectus does not constitute an offer or invitation to the public in Hong Kong to acquire the Shares. Accordingly: 1. Shares may not be offered or sold in Hong Kong by means of the Prospectus or any other document other than to “professional investors” within the meaning of Part I of Schedule 1 to the SFO and any rules made under the SFO, or in other circumstances which do not result in the document being a “prospectus” as defined in the Hong Kong Companies (Winding Up and Miscellaneous Provisions) Ordinance (Chapter 32 of the Laws of Hong Kong) (“CWUMPO”) or which do not constitute an offer or invitation to the public for the purposes of the CWUMPO or the SFO; and 2. No person shall issue or possess for the purpose of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Shares which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so in (1) above or under the laws of Hong Kong) other than with respect to Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors”. The Prospectus is distributed on a confidential basis and may not be reproduced in any form or transmitted to any person other than the person to whom it is addressed. No Shares in the Fund will be issued to any person other than the person to whom the Prospectus has been addressed and no person other than such addressee may treat the same as constituting an invitation for him to invest.
Notice To Residents Of China
No invitation to offer, or offer for, or sale of, the Shares will be made in the People’s Republic of China (“PRC”) (which, for such purpose, does not include the Hong Kong or Macau Special Administrative Regions or Taiwan) or by any means that would be deemed public under the laws of the PRC. The information relating to the Shares contained in the Prospectus has not been submitted to or approved by the China Securities Regulatory Commission, the Asset Management Association of China or any other relevant governmental authority in the PRC. The Shares may only be offered or sold to investors in the PRC that are expressly authorized under the laws and regulations of the PRC to buy and sell securities denominated in a currency other than the Renminbi (or RMB), which is the official currency of the PRC. Potential investors who are resident in the PRC may be subject to foreign exchange control approval and filing requirements under the relevant Chinese foreign exchange regulations, as well as offshore investment approval requirements, and are responsible for obtaining such required approvals and/or filings from all relevant government authorities in the PRC, including, but not limited to, the State Administration of Foreign Exchange, before purchasing the Shares. No offering material or information contained in this document relating to the Shares may be supplied to the public in China or used in connection with any offer for the subscription or sale of Shares to the public in the PRC. Neither this document nor the information contained in this document constitutes any securities or investment advice to citizens of the PRC, or nationals with permanent residence in the PRC, or to any corporation, Fund, or other entity incorporated or established in the PRC.
Notice to Prospective Investors in Singapore
The Fund is not authorized under Section 286 of the Securities and Futures Act 2001 (as amended from time to time) (the “SFA”) or recognized under Section 287 of the SFA and the shares are not allowed to be offered to the retail public. This document and any other material issued in connection with the offer or sale is not a “prospectus” as defined in the SFA and accordingly, statutory liability under the SFA in relation to the content of prospectuses does not apply, and you should consider carefully whether the investment is suitable for you.
As this document has not been registered as a prospectus with the Monetary Authority of Singapore (“MAS”). Accordingly, this document or any other material in connection with the offer or sale, or invitation for subscription or purchase, of shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor pursuant to Section 304 of the SFA, (ii) to an accredited investor and any other relevant person, and in accordance with the conditions specified in Section 305 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Shares subscribed or purchased pursuant to Sections 304 or 305 of the SFA may only be transferred in accordance with provisions of Sections 304A and 305A of the SFA respectively.
Where the shares are subscribed or purchased under Section 305 of the SFA by a relevant person which is:
(a)
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities (as defined in Section 2 of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 305 of the SFA except:

i.	to an institutional investor or to a relevant person defined in Section 305(5) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 305A(3)(c)(ii) of the SFA;
ii.	where no consideration is or will be given for the transfer;
iii.	where the transfer is by operation of law;
iv.	as specified in Section 305A(5) of the SFA; or
v.	as specified in Regulation 36A of the Securities and Futures (Offers of Investments) (Collective Investment Schemes) Regulations 2005 of Singapore.
By accepting receipt of this document, a person in Singapore represents and warrants that he is entitled to receive such document in accordance with the restrictions set forth above and agrees to be bound by the limitations contained herein.
Notice to Residents of Kuwait
This Prospectus is not for general circulation to the public in Kuwait. The Shares have not been licensed for offering in Kuwait by the Kuwait Capital Markets Authority or any other relevant Kuwait government agency or regulatory authority. The offering of the Shares in Kuwait on the basis of a private placement or public offering is, therefore, restricted in accordance with Law No. 7 of 2010 and the bylaws thereto (as amended). No private or public offering of the Shares is being made in Kuwait, and no agreement relating to the sale of the Shares will be concluded in Kuwait. No marketing or solicitation or inducement activities are being used to offer or market the Shares in Kuwait.

This document is provided from outside of Kuwait on the basis of an unsolicited reverse enquiry and by viewing this document, you hereby acknowledge that you have made such an unsolicited reverse enquiry.
Notice to Prospective Investors in Malaysia
No action has been, or will be, taken to comply with Malaysian laws for making available, offering for subscription or purchase, or issuing any invitation to subscribe for or purchase or sale of, the Shares in Malaysia or to persons in Malaysia as the Shares are not intended by the Fund to be made available, or made the subject of any offer or invitation to subscribe or purchase, in Malaysia.
Neither this Prospectus nor any document or other material in connection with the Shares should be distributed, caused to be distributed or circulated in Malaysia. No person should make available or make any invitation or offer or invite to sell or purchase the Shares in Malaysia unless such person takes the necessary action to comply with Malaysian laws.
Notice to Prospective Investors in Israel
The Shares described in this Prospectus have not been registered and are not expected to be registered under the Israeli Securities Law 1968 (the “Israeli Securities Law”) or under the Israeli Joint Investment Trust Law 1994. Accordingly, the shares described herein will only be offered and sold in Israel pursuant to applicable private placement exemptions to “qualified investors” described in the first addendum to the Israeli Securities Law. None of the Adviser, the Sub-Adviser, the Distributor or any participating broker is a licensed investment marketer or advisor under the provisions of the Regulation of Investment Advice, Marketing Investments and Portfolio Management 1995.
Plan of Distribution—Additional Payments to Intermediaries
The following paragraphs are added at the end of the section of the Prospectus entitled “Plan of Distribution” as a new sub-section entitled “—Additional Payments to Intermediaries.”
Additional Payment to Intermediaries
In certain circumstances, the Distributor or its affiliates may pay or reimburse intermediaries for distribution and/or shareholder services out of the Distributor’s or its affiliates’ own assets. Such activities by the Distributor or its affiliates may provide incentives to intermediaries to purchase or market Shares of the Fund. Additionally, these activities may give the Distributor or its affiliates additional access to sales representatives of such Dealers, which may increase sales of Shares. The payments described in this paragraph may be significant to payors and payees.
As of February 23, 2023, the intermediaries listed below, and, in some cases, certain of the intermediaries’ affiliates, may be receiving one or more types of additional payments discussed above. This list may change over time, and the Distributor or its affiliates may pay intermediaries or their affiliates other types of additional payments in the future. Please contact your intermediary to determine whether it or its affiliate currently may be receiving such additional payments and to obtain further information regarding any such payments.
Fidelity Brokerage Services LLC
Snyder Kearney, LLC
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